Exhibit 99.1

BURCON REPORTS FISCAL 2013 THIRD QUARTER RESULTS

Vancouver, British Columbia, February 14, 2013 — Burcon NutraScience Corporation (TSX – BU, NASDAQ - BUR) (“Burcon”) today reported financial results for the three and nine months ended December 31, 2012. All amounts are stated in Canadian dollars unless otherwise noted.

Selected highlights of the third quarter and period subsequent to quarter-end:

  Completed equity offering of $5.75 million, with net proceeds of $5.0 million;

  Announced first commercial sale of CLARISOY™ soy protein by ADM;

  Commenced the building of Peazazz™ pea protein semi-works production facility; and

  Filed several patent applications over novel or alternative processes for the production and functional applications of its plant-based proteins.

Financial Review

In December 2012, ADM notified Burcon of the first bona fide arm’s length sale of CLARISOY™ soy protein. Under the License and Production agreement with ADM, the initial license fee payments cease at the end of the quarter that immediately precedes the quarter in which the first bona fide arm’s length sale of CLARISOY™ occurs; therefore, Burcon was not entitled to the fixed quarterly payment from ADM for the quarter ended December 31, 2012. Burcon recorded royalty revenue of about $7,000, comprising royalty revenue from CLARISOY™ sales and about $4,000 of initial license fee payments that were previously deferred.

General and administrative expenses decreased by about $274,000 over the same quarter last year. Included in salaries and benefits is stock-based compensation expense of approximately $513,000 (2011 –$722,000). Burcon recorded about $481,000 of stock-based compensation expense for options granted to directors this quarter that vested. Similarly, Burcon recorded about $540,000 in stock-based compensation expenses for options granted to directors in the comparative quarter that also vested immediately.

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During the quarter, Burcon expensed about $266,000 (2011 - $181,000, net of $179,000 capitalized to deferred development costs) of patent costs. Total patent legal fees and expenditures (before capitalization) decreased by about $94,000 over the prior period. More than one-half of the decrease is attributable to more patents that entered national phase in this quarter last year, which generated significant filing fees in various countries. The balance of the decrease is due to lower patent maintenance costs this quarter as Burcon is deferring annuity payments for certain non-core patents and applications. From inception, Burcon has expended approximately $8.4 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and for filing patent applications for new inventions.

Investor relations expenses decreased by approximately $64,000, due mainly to a decrease in U.S. public relations and investor relations costs of about $40,000, as well as travel costs related to the NASDAQ listing in October 2011 of about $15,000.

Research and development expenses increased by about $124,000 over the comparative quarter. Of the increase, about $133,000 related to the amortization of deferred development costs that began in the second quarter of this year. During this quarter last year, Burcon deferred a total of $145,000 of CLARISOY™ development costs to deferred development costs.

At December 31, 2012, the Company’s cash and short-term investment totaled approximately $7.8 million, as compared to approximately $6.2 million at March 31, 2012. Management believes it has sufficient resources to fund its expected level of operations and working capital requirements to at least May 2014. This estimate excludes any proceeds from outstanding convertible securities and royalty revenues from ADM that may be derived from sales of CLARISOY™ soy protein.

Burcon had 31,624,693 common shares issued and outstanding as at December 31, 2012.

Conference Call

Burcon will host a conference call on Thursday, February 14, 2013 at 1:30 pm Pacific time to discuss the results for the third quarter of fiscal 2013. The Company’s full financial statements and management’s discussion and analysis are available on its website at www.burcon.ca and on www.sedar.com.

To access the conference call by telephone dial 416-340-2217 or 1-866-696-5910 and enter the passcode 2008789. The conference call will be archived for replay until Thursday, February 28, 2013, at midnight. To access the archived conference call, dial 905-694-9451 or 1-800-408-3053 and enter the instant replay passcode 6326950.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, which offers clarity and complete protein nutrition for low pH beverage systems; Peazazz™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 218 issued patents in various countries, including 36 issued U.S. patents, and in excess of 400 additional pending patent applications, 81 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2012. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)

(Prepared in Canadian dollars)

	December 31,	March 31,
	2012	2012
	$	$
Assets

Current assets
Cash and cash equivalents	5,760,738	3,856,929
Restricted cash	-	361,600
Short-term investments	2,078,317	2,301,961
Amounts receivable	71,771	37,027
Prepaid expenses	127,952	117,991

	8,038,778	6,675,508

Property and equipment	536,465	626,488

Deferred development costs
net of accumulated amortization of $266,812 (March 31, 2012 - $nil)	1,956,623	1,969,172
Goodwill	1,254,930	1,254,930

	11,786,796	10,526,098
Liabilities

Current liabilities
Accounts payable and accrued liabilities	385,760	916,652

Deferred revenue	344,054	222,656

	729,814	1,139,308
Shareholders’ Equity
Capital stock	54,005,703	48,061,704
Contributed surplus	5,065,951	4,009,595
Options	8,972,807	10,209,388
Warrants	49,453	-
Deficit	(57,036,932)	(52,893,897)

	11,056,982	9,386,790

	11,786,796	10,526,098

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)

(Prepared in Canadian dollars)

	Three months ended December 31,		Nine months ended December 31,
	2012	2011	2012	2011
	$	$	$	$
Revenues
Royalty income	6,831	-	6,831	-

Expenses

General and administrative	1,207,909	1,482,259	2,728,027	4,253,265

Research and development	572,180	447,575	1,481,485	731,772

	1,780,089	1,929,834	4,209,512	4,985,037

Loss from operations	(1,773,258)	(1,929,834)	(4,202,681)	(4,985,037)

Interest and other income	18,988	32,380	59,646	111,330

Loss and comprehensive loss for the period	(1,754,270)	(1,897,454)	(4,143,035)	(4,873,707)

Basic and diluted loss per share	(0.057)	(0.063)	(0.137)	(0.163)

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited)
For the nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

	Number of
	Fully Paid
	Common
	Shares
	(Unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				shareholders’
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance - March 31, 2011	29,805,557	47,158,758	3,762,983	8,915,059	-	(46,931,555)	12,905,245

Loss and comprehensive loss for the period	-	-	-	-	-	(4,873,707)	(4,873,707)
Issued during the period for cash
Options exercised	185,517	537,724	-	-	-	-	537,724
Transferred from options on exercise of options	-	354,781	-	(354,781)	-	-	-
Unexercised vested options	-	-	246,612	(246,612)	-	-	-
Options granted	-	-	-	1,886,564	-	-	1,886,564

Balance - December 31, 2011	29,991,074	48,051,263	4,009,595	10,200,230	-	(51,805,262)	10,455,826

Balance - March 31, 2012	29,993,074	48,061,704	4,009,595	10,209,388	-	(52,893,897)	9,386,790

Loss and comprehensive loss for the period	-	-	-	-	-	(4,143,035)	(4,143,035)
Issued during the period for cash
Equity offering	1,437,500	5,750,000	-	-	-	-	5,750,000
Share issue costs	-	(756,998)	-	-	-	-	(756,998)
Options exercised	194,119	273,901	-	-	-	-	273,901
Agents’ warrants	-	(49,453)	-	-	49,453	-	-
Transferred from options on exercise of options	-	726,549	-	(726,549)	-	-	-
Unexercised vested options	-	-	1,056,356	(1,056,356)	-	-	-
Options granted	-	-	-	546,324	-	-	546,324

Balance - December 31, 2012	31,624,693	54,005,703	5,065,951	8,972,807	49,453	(57,036,932)	11,056,982

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
For the nine months ended December 31, 2012 and 2011

(Prepared in Canadian dollars)

	2012	2011
	$	$
Cash flows from operating activities
Loss for the year	(4,143,035)	(4,873,707)
Items not affecting cash
Amortization of deferred development costs	266,812	-
Amortizaion of property and equipment	105,371	68,266
Gain on disposal of property and equipment	-	(3,358)
Stock-based compensation expense	546,324	1,703,062
	(3,224,528)	(3,105,737)

Changes in non-cash working capital items
Amounts receivable	(34,744)	(102,291)
Prepaid expenses	(9,961)	(4,686)
Accounts payable and accrued liabilities	(530,892)	(551,580)
Deferred revenue	121,398	163,446
	(3,678,727)	(3,600,848)

Cash flows from investing activities
Decrease in short-term investments	223,644	2,499
Decrease (increase) in restricted cash	361,600	(368,620)
Acquisition of property and equipment	(21,914)	(69,584)
Development costs deferred	(247,697)	(1,154,870)
Proceeds from disposal of property and equipment	-	3,745

	315,633	(1,586,830)
Cash flows from financing activities
Issue of capital stock	6,023,901	537,724
Share issue costs	(756,998)	-
	5,266,903	537,724

Increase (decrease) in cash and cash equivalents	1,903,809	(4,649,954)
Cash and cash equivalents - Beginning of year	3,856,929	9,628,020
Cash and cash equivalents - End of year	5,760,738	4,978,066

Cash and cash equivalents consist of
Cash	5,760,738	4,915,544
Cash equivalents	-	62,522
	5,760,738	4,978,066
Supplemental disclosure of non-cash investing and financing activities
Charged to deferred development costs:
Stock-based compensation charged to deferred development costs	-	183,502
Amortization of property and equipment	6,566	66,665
Warrants issued during the period	49,453	-